RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

January 22, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Patrick Kuhn

Re:	Triton Distribution Systems, Inc. Item 4.02 in Current Report on Form 8-K Filed December 12, 2007 File No. 000-51046

Dear Mr. Kuhn:

We are legal counsel to Triton Distribution Systems, Inc. (the “Company”), and this correspondence amends the Company’s response dated December 28, 2007 to Comment #3 received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 17, 2007.  We have reproduced the Staff’s Comment #3 in bold type for your convenience and have followed the Staff’s comment with the Company’s amended response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

3.	We note that you intend to file restated financial statements. Please tell us when you will file the amended Form 10-QSBs for the quarters ended March 31, 2007 and June 30, 2007.

Amended Response:  We have attempted to contact the Commission’s Accounting Department to resolve certain issues regarding the financial statements to be filed with our amended Form 10-QSBs for the quarters ended March 31, 2007 and June 30, 2007.  We anticipate filing such amended Form 10-QSBs approximately one week after we resolve our concerns regarding the financial statements with the Commission’s Accounting Department.

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Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP /s/ Jamie H. Kim ___________________________ Jamie H. Kim, Esq.

cc:            Mr. Michael W. Overby, Triton Distribution Systems, Inc.